EXHIBIT 99.1

Caledonia Mining Corporation Plc Q2 2018 Production Update

(NYSE AMERICAN:CMCL) (AIM:CMCL) (TSX:CAL)

ST HELIER, Jersey, July 12, 2018 (GLOBE NEWSWIRE) -- Caledonia Mining Corporation Plc (“Caledonia” or the “Company”) announces quarterly gold production from the Blanket Mine (“Blanket”) in Zimbabwe for the quarter ended June 30, 2018 (“Q2 2018” or the “Quarter”).  All production numbers are expressed on a 100 per cent basis and are based on mine production data and are therefore subject to adjustment following final assay at the refiners.

Approximately 12,657 ounces of gold were produced during the Quarter, 2% below production in the first quarter of 2018 and 1% above production in the second quarter of 2017. Gold produced for the first half of 2018 was 25,582 ounces, marginally ahead of the 25,316 ounces produced in the first half of 2017. Production remains in line with expectations for 2018 and Caledonia maintains its 2018 production guidance of 55,000 ounces to 59,000 ounces for the full year. Blanket remains on track with progress towards its long-term target of 80,000 ounces by 2021.

Commenting on the production for Q2 2018, Steve Curtis, Chief Executive Officer, said:

“Production of 12,657 ounces in the second quarter of 2018 is consistent with the level achieved in the corresponding quarter of 2017 and the first quarter of 2018. Grade during the quarter was below our expectation although grade has reverted to budgeted levels in the recent weeks. The lower grade was partly a result of normal variations in the ore body and partly a one-off consequence of some modified mining practices which were adopted to improve safety. Blanket remains on track to deliver its full year guidance of 55,000 to 59,000 ounces in 2018.

“The sinking of the central shaft remains according to plan and within budget, with the shaft currently at a depth of 1,073 meters; sinking is currently paused due to the process of cutting stations for horizontal development on 30 level. The project continues to progress well and we look forward to commencing production from the central shaft in 2020 which is expected to deliver the Company’s growth plan to achieve 80,000 ounces by 2021.”

About Caledonia Mining

Caledonia’s primary asset is a 49% interest in an operating gold mine in Zimbabwe (“Blanket Mine”). Caledonia’s shares are listed on NYSE American (symbol: CMCL) and on the Toronto Stock Exchange (symbol: CAL) and depositary interests representing the shares are traded on London’s AIM (symbol: CMCL).

As at March 31, 2018, Caledonia had cash of approximately US$13.4m. Blanket Mine plans to increase production from 56,136 ounces of gold in 2017 to approximately 80,000 ounces by 2021; Blanket Mine’s target production for 2018 is 55,000 to 59,000 ounces. Caledonia expects to publish its results for the quarter to June 30, 2018 on or about August 13, 2018.

Caledonia Mining Corporation Plc Mark Learmonth Maurice Mason	Tel: +44 1534 679 802 Tel: +44 759 078 1139
WH Ireland Adrian Hadden/Ed Allsopp	Tel: +44 20 7220 1751

Blytheweigh Tim Blythe/Camilla Horsfall/Megan Ray	Tel: +44 207 138 3204

Note: This announcement contains inside information which is disclosed in accordance with the Market Abuse Regulation.

Cautionary Note Concerning Forward-Looking Information

Information and statements contained in this news release that are not historical facts are “forward-looking information” within the meaning of applicable securities legislation that involve risks and uncertainties relating, but not limited to Caledonia’s current expectations, intentions, plans, and beliefs.  Forward-looking information can often be identified by forward-looking words such as “anticipate”, “believe”, “expect”, “goal”, “plan”, “target”, “intend”, “estimate”, “could”, “should”, “may” and “will” or the negative of these terms or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. Examples of forward-looking information in this news release include: production guidance, estimates of future/targeted production rates, and our plans and timing regarding further exploration and drilling and development.  This forward-looking information is based, in part, on assumptions and factors that may change or prove to be incorrect, thus causing actual results, performance or achievements to be materially different from those expressed or implied by forward-looking information.  Such factors and assumptions include, but are not limited to: failure to establish estimated resources and reserves, the grade and recovery of ore which is mined varying from estimates, success of future exploration and drilling programs, reliability of drilling, sampling and assay data, assumptions regarding the representativeness of mineralization being inaccurate, success of planned metallurgical test-work, capital and operating costs varying significantly from estimates, delays in obtaining or failures to obtain required governmental, environmental or other project approvals, inflation, changes in exchange rates, fluctuations in commodity prices, delays in the development of projects and other factors.

Security holders, potential security holders and other prospective investors should be aware that these statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements.  Such factors include, but are not limited to: risks relating to estimates of mineral reserves and mineral resources proving to be inaccurate, fluctuations in gold price, risks and hazards associated with the business of mineral exploration, development and mining, risks relating to the credit worthiness or financial condition of suppliers, refiners and other parties with whom the Company does business, inadequate insurance, or inability to obtain insurance, to cover these risks and hazards, employee relations, relationships with and claims by local communities and indigenous populations, political risk, availability and increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development, including the risks of obtaining or maintaining necessary licenses and permits, diminishing quantities or grades of mineral reserves as mining occur,; global financial condition, the actual results of current exploration activities, changes to conclusions of economic evaluations, and changes in project parameters to deal with unanticipated economic or other factors, risks of increased capital and operating costs, environmental, safety or regulatory risks, expropriation, the Company’s title to properties including ownership thereof, increased competition in the mining industry for properties, equipment, qualified personnel and their costs, risks relating to the uncertainty of timing of events including targeted production rate increase and currency fluctuations.  Security holders, potential security holders and other prospective investors are cautioned not to place undue reliance on forward-looking information.  By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and various future events will not occur.  Caledonia undertakes no obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law.